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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


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                                                               SEC FILE Number
                                                                   33-80833
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                                 (Check One):

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                                                                 CUSIP NUMBER
                                                                 ____________
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[  ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ]Form 11-K  [X] Form 1-Q and
                                                                   Form 10-QSB
                                [ ] Form N-SAR

     For Period Ended: September 30, 1999
     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [ X ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR

     For the Transition Period Ended: 10/30/99
     -------------------------------
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ................................................................................
 ................................................................................
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Part I - - Registrant Information
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     Full Name of Registrant             Jitney-Jungle Stores of America, Inc.

     Former Name if Applicable

     ...........................................................................
     Address of Principal Executive Office (Street and Number)

     1770 Ellis Avenue, Suite 200

     ...........................................................................
     City, State and Zip Code

     Jackson, MS 39212


Part II - - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[   ]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[   ]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - - Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20F,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed withing the prescribed period.

Jitney-Jungle Stores of America, Inc. ("JJSA") is unable to file the Form 10-Q report due to a financial downturn, which has resulted in substantial devotion of time and effort to the potential restructuring of JJSA's and its affiliates' debts. JJSA and nine of its subsidiaries have sought protection from their creditors in the United States Bankruptcy Court for the District of Delaware (Case No. 99-3602 (MFW)). In addition to the departures of JJSA's Chief Executive Officer and Chief Financial Officer during the second quarter of 1999, four critical members of JJSA's financial staff have terminated their employment and have not yet been replaced. Moreover, JJSA no longer has employed internal general counsel and has not yet retained external independent auditors in its Chapter 11 case. JJSA is presently dedicating substantially all of its management efforts in ensuring stable operations in light of its chapter 11 filing and the personnel ordinarily responsible for the completion of Form 10-Q simply cannot be deterred at this time from their new responsibilities in the restructuring efforts.

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PART IV - - Other Information
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       (1)   Name and telephone number of person to contact in regard to this notification
          David R. Black         (601)              346-8235
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          (Name)              (Area Code)      (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [   ] No

       (3) Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes*    [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jitney-Jungle Stores of America, Inc.
 ................................................................................
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   October 26, 1999             By:   /s/ David R. Black

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

*Part IX(3)

JJSA anticipates net sales of approximately $443 million for the twelve week period ended September 11, 1999. This figure represents a decrease of $31.4 million as compared to the $474 million of net sales for the twelve week period ended September 12, 1998. JJSA also anticipates EBITDA as a percent of sales for the twelve week period ended September 11, 1999 to be 1.76%. This figure represents a decrease of 4.89% as compared to the 6.65% of EBIDTA as a percent of sales for the twelve week period ended September 12, 1998. This decrease in net sales and EBIDTA is primarily attributable to increased competition and declining same store sales.